January 23, 2015

Melissa N. Rocha
Senior Assistant Chief Accountant
Security and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549

Re: Raven Industries, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2014 Filed March 31, 2014
File No. 1-7982

Dear Ms. Rocha:

This letter is a response on behalf of Raven Industries, Inc. (the Company) to your comment letter to the undersigned dated January 14, 2015 with respect to the filing listed above.

To facilitate your review, we have included in this letter the your original comments (in bold) followed by our responses, which have been numbered to correspond to the comment letter.

Management’s Discussion and Anal ysis…, page 15

Liquidity and Capital Resources, page 22

1.
Given the significance of your foreign operations and your plans for future international growth, please revise your future filings to quantify the amount of foreign cash and cash equivalents held outside of the United States as of your most recent period end. Please also disclose the nature of any restrictions on the use or transfer for your foreign cash, if applicable.

The Company maintained approximately $2.5 million of cash and cash equivalents and $0.3 million of short-term investments outside of the United States as of January 31, 2014. This $2.8 million represented approximately 5% of our total cash, cash equivalents and short-term investments as of January 31, 2014. Except for $0.5 million of cash equivalents and short-term investments held pursuant to insurance regulations, there are no restrictions on the use or transfer of such balances. We did not disclose these amounts as we did not expect any negative trends, commitments or uncertainties to have a material negative impact on our cash flows, capital resources, capital requirements or liquidity as discussed.

We will enhance our disclosure in future filings. Beginning with our Annual Report on Form 10-

K for the period ended January 31, 2015, we will add language to the Liquidity and Capital Resources section of such Form 10-K substantially the same as that below for foreign cash and cash equivalents deemed to be material:

As of January 31, 2014, the Company held cash and cash equivalents of $2.5 million and $0.3 million of short-term investments in accounts outside the United States. These balances include undistributed earnings of foreign subsidiaries we consider to be indefinitely reinvested. If repatriated, undistributed earnings of $3.6 million would be subject to United States federal taxation. This estimated tax liability is approximately $0.6 million net of foreign tax credits. Our liquidity is not materially impacted by these amounts held in accounts outside of the United States.

2. As a related matter, it appears from your disclosure on page 45 that you consider your undistributed earnings of foreign subsidiaries to be indefinitely reinvested and therefore, you have not provided for any U.S. income taxes on those earnings. If true, please revise the liquidity section of your MD&A in future filings to disclose that intention and to indicate that if you were to repatriate these funds in the future, if you were to repatriate these funds in the future, you would be required to accrue and pay U.S. taxes at that time.

We confirm that we consider undistributed earnings of foreign subsidiaries to be indefinitely reinvested and therefore, have not provided for any U.S. income taxes on those earnings. Beginning with our Annual Report on Form 10-K for the period ended January 31, 2015, the Company will revise the liquidity section of the MD&A to disclose that intention and to indicate that if we were to repatriate these funds in the future the Company would be required to recognize and pay U.S. taxes at the time funds are repatriated. Our intended disclosure would include language substantially similar to that identified above in our response to comment 1.

Audited Financial Statements, page 27

Note 9 - Income Taxes, page 45

1.
Please tell us the total amount of undistributed foreign earnings for which you have not provided any U.S. income tax as of January 31, 2014. Please also revise your future filings to disclose this information as of the most recent period presented. Refer to ASC 740-30-50- 2.

The Company’s undistributed foreign earnings for which we have not provided any U.S. income tax as of January 31, 2014 is $3.6 million. Beginning with our Annual Report on Form 10-K for the period ended January 31, 2015, the Company will expand its disclosure to include the cumulative amount of undistributed earnings for our foreign subsidiaries for which no U.S. income taxes have been provided in accordance with ASC 740-30-50-2 with language substantially similar to that below (our note disclosures are presented in thousands of dollars):

Pre-tax book income for the U.S. companies and the Canadian subsidiary was $62,996 and $481, respectively. As of January 31, 2014, undistributed earnings of $3,645 of the Canadian subsidiary were considered to have been reinvested indefinitely and, accordingly, the Company has not provided United States income tax on such earnings. This estimated tax liability would be approximately $600 net of foreign tax credits.

Note 13 - Business Segments and Major Customer Information, page 50

2.
Your table on page 52 indicates that sales to customers in South America comprised approximately 48% of your total foreign sales for the year ended January 31, 2014. Please refer to ASC 280-10-50-41(a) and supplementally confirm that you did not derive a material amount of revenues from external customers from any individual country within South America for the year ended January 31, 2014.

Based on our evaluation of materiality for disclosure purposes, no country in South America was above the threshold for which separate disclosure of the country would be necessary. In determining materiality, we considered the 10 percent or more threshold for revenue, profit or loss and assets set forth in ASC 280-10-50-12 as well as qualitative factors, primarily our assessment of the nature of the information and its usefulness to our investors. Based on our quantitative and qualitative analysis, the Company concluded that the summary disclosure of South America sales was appropriate based on the applicable guidance and the nature of the information in terms of its usefulness to investors.

The Company will continue to evaluate the importance of individual foreign countries to our consolidated revenue and if, in the future any foreign country becomes material or management otherwise believes that such information would be sufficiently useful to investors to merit its inclusion, we will include such disclosure in future periodic reports.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the comment letter. Please contact me at (605) 335-0146 if you have any questions or further comments.

Sincerely,

/s/ Steven E. Brazones
Vice President and Chief Financial Officer
Principal Financial and Accounting Officer

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